FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: May 20, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-09 May 20, 2003

SÃO BENTO UPDATE

VANCOUVER, BC — Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”), announces that the Company has revised its forecast production and costs at its São Bento Mine (“São Bento”), Minas Gerais, Brazil.

Upon a review of the factors influencing operating performance at São Bento, the Company has revised its estimated production and cash costs for 2003 from 105,000 oz. at $190/oz. to 95,000 ounces at $230/oz. Production and operating costs in 2004 are projected at similar levels, improving to approximately 110,000 oz. at $195/oz. in 2005 upon completion of the Shaft Deepening Project (NR 03-07).

A number of internal and external factors have and will continue to affect São Bento’s operating performance. The factors contributing to the revision of the forecast are principally:

1.

Significant strengthening of the Brazilian currency (“Real-$R”) over the last twelve months from a high of 3.95 Reals/$US in 2002 to a low in 2003 of 2.86 Reals/$US. With approximately 65% of São Bento’s operating costs denominated in Reals, this strengthening has detrimentally affected the mine’s cost structure. In revising the São Bento forecast, an exchange ratio of 3.00 Reals/$US has been assumed. As of May 16, 2003 the Real is trading at 2.95 Reals/$US.

2.

In April 2003 the Company committed to the capital programme of deepening its existing shaft by approximately 370 meters at an estimated cost of $12.0 M. This investment is vital to ensure the extended profitability of the mine and provide the opportunity to further extend resources and mine life at depth. Preparations for the shaft deepening are underway with completion targeted for December 2004. Activities associated with the Shaft Deepening in 2003 and 2004 will impact the mine’s underground ability to maximize ore delivery until the deepened shaft is complete.

3.	Producer inflation in Brazil is presently running between 15-20% and is in excess of the 12% planned for 2003. São Bento’s revised forecast is based on 18% on a go forward basis.

The Company is actively executing its planned 12,000 meter underground exploration drilling programme designed to both extend and upgrade its resource base. In addition, we continue to evaluate local opportunities with the objective to fully optimize the São Bento infrastructure.

Brumal Property

In 2002 the Company, through an Option Agreement with CVRD, was provided an opportunity to acquire the Brumal Property, 5 km from São Bento. In 2002 a total of 3,069 meters of diamond drilling was completed by Eldorado on the property. The drilling programme was unable to demonstrate the necessary continuity of the mineralization to support a mining operation and the agreement with CVRD was terminated in March 2003.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey, two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com